SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December 2020

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR ORDERS 75 BOEING MAX-8200 AIRCRAFT (210 IN TOTAL)

DELIVERIES START EARLY IN 2021 AND RUN UNTIL DEC. 2024

VALUE OF 210 x 737 FIRM ORDER EXCEEDS $22 BILLION

Ryanair, Europe's largest airline, today (3 Dec. 2020) signed a purchase agreement with Boeing for 75 new MAX-8200 aircraft, which increases its firm order for the Boeing "Gamechanger" aircraft from 135 to 210, with a total value of over $22bn. Now that the Boeing MAX aircraft has been certified by the FAA to return to service, Ryanair expects to take the first deliveries of these new fuel efficient and environmentally friendly aircraft from early 2021, and has confirmed 210 firm orders with Boeing for these gamechanger aircraft, which will be delivered over a 4-year period between Spring 2021 and December 2024.

Ryanair, which (prior to the Covid-19 crisis) was on track to carry over 150m passengers last year, will use these new aircraft to grow its low fare services into new EU countries and markets, which will incentivize Europe's consumers and its travel industry to recover from the Covid-19 pandemic, as quickly as multiple vaccines are rolled out in 2021, and life returns to normal. Ryanair and Boeing have agreed revised delivery dates, and have also agreed compensation for the direct costs incurred by Ryanair over the past 18 months due to these delivery delays, although some of this compensation has been factored into a modest reduction in the pricing of this new aircraft order which has encouraged Ryanair to increase the firm order from 135 to 210 aircraft.

The Boeing 737 MAX-8200 aircraft is a "Gamechanger" for Ryanair's customers and Europe's consumers. This aircraft, when delivered, will be the most audited, most regulated in aviation history. The aircraft performance is exceptional, as it delivers 8 more seats per flight, yet burns 16% less fuel, and lowers noise emissions by 40%. This new 197 seat Boeing aircraft is the perfect sized platform to allow Ryanair expand and grow its low fare services across Europe over the next decade. This new Boeing order helps Ryanair to lower its cost base and return to growth across Europe in 2021, by delivering lower fares to customers, as well as a lower CO2 and noise footprint, making Ryanair Europe's greenest, cleanest airline, and helping Ryanair reach its target of being carbon neutral by 2050.

Boeing's President & CEO Dave Calhoun said:

"Ryanair will continue to play a leading role in our industry when Europe recovers from the Covid-19 pandemic and air traffic returns to growth across the continent. We are gratified that Ryanair is once again placing its confidence in the Boeing 737 family and building their future fleet with this enlarged firm order.

Boeing remains focused on safely returning the full 737 fleet to service and on delivering the backlog of airplanes to Ryanair and our other customers in the new year. We firmly believe in this airplane and we will continue the work to re-earn the trust of all of our customers."

Ryanair's Group CEO Michael O'Leary said:

"We are pleased and proud to place this enlarged order with Boeing, who have successfully completed the return to service of the Boeing MAX aircraft. The Boeing MAX is a fabulous aircraft with more seats, more leg room, lower fares, lower fuel consumption, and it sets incredible environmental standards, including 40% less noise and lower CO2 emissions.

We hope to take delivery of at least 50 of these aircraft in 2021, subject to Boeing recovering its manufacturing output to deliver them. For as long as the Covid-19 pandemic depresses air travel, we will use these new aircraft to replace some of our older Boeing NG fleet, which will remain  grounded until pre-Covid demand returns. But as soon as the Covid-19 virus recedes - and it will in 2021 with the rollout of multiple effective vaccines - Ryanair and our partner airports across Europe will - with these environmentally efficient aircraft - rapidly restore flights and schedules, recover lost traffic and help the nations of Europe recover their tourism industry, and get young people back to work across the cities, beaches, and ski resorts of the EU.

We sincerely thank our partners in Boeing, who have worked closely with us over the last 18 months to reschedule aircraft deliveries, to provide fair compensation to reflect those costs which Ryanair has incurred through these delivery delays and to agree this new enlarged aircraft order. We are working closely with Boeing and our senior pilot professionals to assist our regulator EASA to certify these aircraft in Europe, and to complete the training of our pilots and crews across our 3 new Boeing MAX simulators in Dublin and Stansted.

We are extremely grateful to our shareholders who have recently supported a €1.25 billion fundraising, without which we could not have placed this large but very timely aircraft order during a once in a century downturn in the airline industry. We believe our people will enjoy flying these exciting new aircraft, which will, we hope, allow us to recruit/train many thousands of new pilots and cabin crew over the next 5 years. The Board and people of Ryanair are confident that our customers will love these new aircraft, they will enjoy the new interiors, the more generous leg room, the lower fuel consumption and the quieter noise performance, but most of all, they will love the lower fares, which these aircraft will enable Ryanair to offer not just in 2021, but for the next decade, as Ryanair leads a strong recovery of Europe's aviation and tourism industry out of the 2020 Covid-19 crisis."

ENDS

For further information
please contact:

Alejandra Ruiz                                  Piaras Kelly
Ryanair                                              Edelman Ireland
Tel: +353-1-9451799                         Tel: +353-1-592 1330
press@ryanair.com                             ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 3 December, 2020

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary